PE
12-31-02

03006448

33-7012-99



2002
ANNUAL REPORT

T. Rowe Price Group

Bringing a Principled Heritage
to a New Investment Era

T. Rowe Price
INVEST WITH CONFIDENCE

Table of Contents

Perspectives
on the Market and Our Company

The new millennium has ushered in a new investment era in which T. Rowe Price's principled investment approach and diversified business strategy provide strength and flexibility for further success.

Founded in 1937 by Thomas Rowe Price, Jr., and publicly owned since 1986, T. Rowe Price owes its success to an unwavering focus on serving clients through investment management excellence supported by world-class service and guidance. Nourished and supported by deep roots, our firm's consistent investment philosophy and balanced business strategy have enabled us to weather difficult markets like those of the last three years and remain well positioned for growth.

Experience in All Market Environments

From our beginnings in the Depression to the present, T. Rowe Price has experienced the stock market's long rise and periodic bear markets.

The recent extended bull market — nine years to March 2000 — was capped by one of the most speculative and extensive investment manias in history. Since then the market has fallen for three consecutive years, the first three-year decline since 1939-1941. For those with long investment experience, the only surprise was the severity and duration of the reaction. Throughout the meteoric rise and subsequent decline, we remained focused on long-term trends and fundamental investment principles and values — a focus that continues to serve us well.

STANDARD & POOR'S 500 STOCK INDEX 1926-2002 ANNUAL RETURNS


Total Return
60%
40
20
0
-20
-40
Data Source: Ibbotson Associates
1926
1929
1932
1935
1938
1941
1944
1947
1950
1953
1956
1959
1962
1965
1968
1971
1974
1977
1980
1983
1986
1989
1992
1995
1998
2001
2002

Financial Progress Over Time

Weathering various financial market environments, our diversified asset base has expanded over time, enabling a long-term rise in revenues as well as in earnings per share, and supporting dividend increases every year since 1986, when T. Rowe Price became publicly owned.

T. ROWE PRICE
ASSETS UNDER MANAGEMENT 1986-2002


in billions
$180
160
140
120
100
80
60
40
20
0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

T. ROWE PRICE NET REVENUES 1986-2002


in millions
$1,200
1,000
800
600
400
200
0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

T. ROWE PRICE EARNINGS PER SHARE (DILUTED) 1986-2002


$2.20
2.00
1.80
1.60
1.40
1.20
1.00
80
60
40
20
0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

T. ROWE PRICE ANNUAL DIVIDENDS PER SHARE 1986-2002


$.70
.60
.50
.40
.30
.20
.10
0
1986
1987
1988
1989
1990
1991
1992
1993
1994
1995
1996
1997
1998
1999
2000
2001
2002

FINANCIAL HIGHLIGHTS

in millions	2001	2002		2001	2002
Net Revenues	$995	$924	Basic Earnings Per Share	$1.59	$1.58
Net Income	196	194	Diluted Earnings Per Share	1.52	1.52
Stockholders' Equity	1,078	1,134	Dividends Per Share	0.61	0.65

Dear Stockholder

After the wrenching events of 2001, we had hoped for a better year in 2002. Our expectations proved too optimistic, however, as the stock market fell for a third straight year. Once again, high-quality bonds outperformed stocks.

Although the difficult financial market environment meant we could not improve on the previous year's results, income and earnings held up quite well. In December, the Directors increased the quarterly dividend on our common stock, maintaining a record of consecutive annual increases since the company became publicly owned in 1986.

We are gratified that our company's overall financial position remained very strong. By not expanding unduly during the boom years of the last decade and by maintaining a diversified business strategy, we suffered less than many of our competitors when the inevitable downturn occurred. Most importantly, the mutual funds and portfolios we manage have continued to perform well relative to our peers, with 80% or more of all our funds surpassing their Lipper averages for the one-, three-, and five-year periods ended December 31, 2002.

Our company's good investment performance, superior service, and financial strength put us in a favorable position as the investment scene brightens. And, with the caveat that predictions are always subject to unfolding events, we believe the financial market picture is likely to improve in 2003.

Financial Review

The negative performance of stocks more than offset another year of strong results for high-quality bonds, thereby depressing the value of the investment assets we manage for individuals and institutions. At year-end 2002, assets under management totaled $140.6 billion compared with $156.3 billion a year earlier. As a result, the management fees we charge on those assets, which provide over three-quarters of our operating revenues, declined. Administrative fee income also was slightly lower.

Net revenues for 2002 declined to $924 million from $995 million in 2001. Net income of $194 million was modestly lower than in the previous year, as shown in the table, and earnings per share were $1.52 on a diluted basis, unchanged from that reported for 2001.

When comparing 2002 results with those reported for 2001, please keep in mind the change in accounting principles effective January 1, 2002, that ended the amortization of goodwill, previously a significant expense item for us. Excluding goodwill amortization from 2001 results, net income for that year would have been $225 million, and diluted earnings per share $1.74.

We continued to keep a tight rein on expenses, which declined in every category from the previous year. Operating expenses fell $81 million, or 12% overall, of which almost $29 million reflected the elimination of goodwill amortization. We reduced expenses to reflect the weak environment.

I'm pleased to report that our company's balance sheet remained strong. We paid down another $48 million of the debt incurred to acquire Robert Fleming Holdings' interest in T. Rowe Price International, leaving $56 million of total debt outstanding at year-end. In addition, we repurchased 2.8 million of our common shares at a cost of $95 million. Stockholders' equity of $1.1 billion was modestly higher than a year earlier, giving us continuing strategic flexibility.

For further financial details, please consult Management's Discussion and Analysis starting on page 20 of this report.

SOURCES OF NET REVENUES 2002


Investment Advisory Fees 78%
Administrative Fees 22%
$923.5 million

Market Environment and Assets Under Management

The bear market broadened and deepened in the spring of last year, leaving many investors shell-shocked by autumn. From 2000 to 2002, the Standard & Poor's 500 Stock Index recorded consecutive total returns of -9.1%, -11.9%, and -22.1%. International stocks generally followed suit. The technology-heavy Nasdaq, which reflected the late '90s investment mania more directly, suffered even more when the bubble burst. Unlike previous years, when equity investors could find some areas of refuge, such as value stocks, there were few places to hide last year. The catalyst for the broad sell-off was a sharp drop in investor confidence seemingly triggered by reports of corporate malfeasance and accounting irregularities. While these were relatively small in number, they were large in media attention and dollars involved.

What was bad for stocks was good for bonds, as is often the case. Investors sought the safety and income of high-quality fixed-income securities, especially longer-term Treasuries and highly rated corporate and municipal bonds. An interesting anomaly in this risk-averse environment was the strong performance of emerging market bonds. Rock-bottom yields didn't stop cautious investors from continuing to increase their balances in money market funds.

The major stock averages bottomed for the year in early October and rebounded impressively for several weeks before lapsing into a trading range. Nevertheless, we are among those who believe the worst is probably behind us.

Because of the strong relative performance of our funds and portfolios, we received positive net cash inflows of nearly $4.9 billion for the year. Institutional investors outside the U.S. and third-party distribution (where we manage assets gathered through intermediaries such as brokers and insurance companies) were responsible for a significant portion of the net inflows.

In our domestic stock funds, net cash inflows for the year were overwhelmed by market depreciation, with the severe third-quarter market sell-off taking the largest toll. Our funds that invest in international equities experienced net outflows as well as market depreciation. Bond and money market funds enjoyed consistent inflows, augmented by market appreciation in most months. The same pattern — net inflows for the year more than offset by market depreciation — prevailed in other equity portfolios, subadvised funds, and separate accounts we manage for U.S. and

ASSETS UNDER MANAGEMENT 2002



66% Equity Securities

34% Bond and Money Market Securities

$140.6 billion

foreign clients. Overall, our mutual funds account for 62% of the assets we manage.

Reflecting the continued bear market, the percent of total assets under management comprising equities edged lower, from 73% in 2001 to 66%, as shown in the chart. The silver lining here is that a higher exposure to fixed-income securities helps reduce the volatility of our revenues, just as it adds balance to an investor's overall portfolio. In addition, about two-thirds of our total assets are retirement-related. We view these assets as essentially long term, since many individuals will continue adding to them as they prepare for retirement and will make every effort to maintain them as they embark on potentially long retirements.

Strengthening Our Position for Renewed Growth

We continued working diligently during these challenging years to build the groundwork and infrastructure for renewed growth when the environment improved. Initiatives were launched and developed on many fronts.

We made significant strides in broadening our distribution channels, all of which we intend to cultivate and deepen. In the dynamic third-party area, for example, we increased the number of funds offering the Advisor share class and also introduced a new R share class that meets the unique needs of retirement plans offered through financial intermediaries.

In our institutional business, we are building a substantial marketing, technology, and investment infrastructure to support our Global Investment Services and have launched nine Luxembourg-registered funds for Europeans seeking U.S. investments. Europe is similar to the U.S. in the 1980s with regard to understanding the merits of asset allocation and using multiple management opportunities to enhance long-term returns. This European effort follows our 1999 investment in Daiwa SB Investments in Japan. The bear market had a significant impact on defined benefit plans, many of which slipped from overfunded to underfunded status, thus presenting a possible funding requirement that could benefit our separately managed accounts.

On the retail side, a comprehensive effort is under way to get closer to our customers by providing information tailored to their individual situation plus advisory services and Web-based tools to help them analyze their needs and goals. In specific areas, we see the retirement and college savings markets as long-term growth opportunities and have numerous initiatives to capture these assets. Despite the hostile stock market, the first full year of our 529 college savings plans was very successful. For the retirement market, we introduced funds with built-in allocation shifts as the investor ages, and we enhanced our rollover services to be well positioned for the looming surge in baby boomer retirements.

Endings and Beginnings

Before closing, I want to pay tribute to a valued associate, Martin Wade, who retired on December 31 as chairman of T. Rowe Price International and T. Rowe Price Global Investment Services and as a director of T. Rowe Price Group. In the late 1970s, when most U.S. investors thought of foreign investing as something strange and risky, Martin, then with London-based Robert Fleming, teamed with David Testa, our current chief investment officer, to launch the predecessor of T. Rowe Price International. For 21 years, this pioneering and eminently successful joint venture managed foreign assets for U.S. investors in our international funds and separate accounts. In 2000, T. Rowe Price bought Fleming's half of the venture and renamed it T. Rowe Price International. Martin's vision and firm belief in the value of international diversification played a major role in this company's growth and success, and we will miss him as a friend, associate, and superb investment professional.

We are more hopeful this year than last that the economy and the financial markets are on the mend. Progress may occur in fits and starts, and outside events can always derail the trend. We are particularly optimistic for T. Rowe Price. In the next section of this report, we explain why we believe a new investment era is beginning, one that should be very favorable for us. Our principled, risk-aware investment approach, long experience in the markets, sound financial base, and superior service will provide the consistency, expertise, and level of service we believe investors will seek and value after these tumultuous years. Above all, we have total confidence in the talents and dedication of our associates throughout the world.

Sincerely,

George A. Roche

George A. Roche
Chairman and President
February 6, 2003

"We remain impressed with T. Rowe Price. The firm's recent strength is no fluke. The funds have generally held up well in rough conditions, due to their commitment to diversification, attention to valuations and other risk control measures..."

MORNINGSTAR FUND FAMILY REPORT
March 31, 2002

Bringing a Principled Heritage to a New Investment Era

We believe the widespread repercussions of the recent bull market and the speculative mania that topped it have ushered in a new investment era, one in which T. Rowe Price is well positioned to succeed.

The investment era that ended in March 2000 was characterized in its final years by extreme returns in a few stock market sectors, by an apparent disdain for basic investment principles such as diversification and fundamental analysis, by a marked preference for high-risk investments, and by business and Wall Street scandals that, as they came to light, severely undermined investor confidence.

The effects of this "perfect storm" will be far-reaching, just as the effects of the 1929 crash and the 1973-74 market collapse influenced investor behavior and government actions for many years.

In the era we are entering, we believe

- investment fundamentals, including risk evaluation, will once again drive investment selection;
- investors will again recognize the importance of diversification;
- increasing numbers of investors will seek professional advice and guidance; and
- institutions and individuals in the U.S. and abroad will favor financially solid investment managers with proven track records.

These trends play to our strengths: a disciplined investment approach; a broad array of investment choices for clients; a diversified and increasingly global business base; and an unrelenting focus on customer service. During the market bubble, our approach was out of fashion. But in what is arguably the worst bear market in stocks since 1929, our strong investment performance relative to our competitors attests to its continued value and relevance.



Our investment philosophy allows us to weather turbulent markets and remain positioned for long-term growth.

"The crux of successful portfolio management lies in a sound investment philosophy, a clearly stated investment program, and constant alertness in selection for investment or liquidation."

THOMAS ROWE PRICE, JR.
February 1964

"T. Rowe Price is never faddish, never extreme."

MUTUAL FUNDS MAGAZINE
March 2002

A Principled Investment Approach

"Change is the investor's only certainty," as Mr. Price was famous for noting. At T. Rowe Price, our consistent investment philosophy helps mitigate unfavorable changes and take advantage of favorable ones. The core of Mr. Price's approach, proprietary research to guide investment selection and diversification to reduce risk, has remained part of the firm's bedrock principles.

Balancing Risk and Reward

T. Rowe Price recognizes that there is always a delicate and shifting balance between risk and reward. To provide an attractive return to investors over time, our managers carefully weigh an investment's potential reward against its potential risk. They are willing to give up some potential gains when the risks appear to outweigh the rewards. Fundamental analysis requires attention not just to the upside, but to the downside as well.

Maintaining Diversification

At any time, and sometimes over significant periods of time, one type of investment is outperforming another, creating a gravitational pull on many investors. In the late '90s, for example, we saw this effect with technology and telecom companies. T. Rowe Price believes this pull should be respected but resisted. We believe that diversification remains the best route to attractive returns over time, providing lower volatility (risk) than more concentrated approaches. Even in portfolios that focus on specific sectors, our managers hold a wide range of companies.

Assessing Fundamentals and Valuation

To assess the current value and potential risk and reward of any investment, T. Rowe Price portfolio managers and analysts conduct extensive research. They evaluate financial statements, managements, competitors, industry and economic trends, and generally kick the tires of a prospective or existing investment. They believe that valuations, while an inexact science, matter in the long run, and that investments should be bought at reasonable prices. In addition, while not foolproof, close attention to fundamental values can help managers avoid unsound — though perhaps dazzling — investments.

Focusing on Style and Durability

A hallmark of our approach is style consistency, which enables investors to map a diversification strategy with confidence. T. Rowe Price portfolio managers maintain their investment styles even if they are out of favor and resist buying inappropriate securities even if they are performing well. In addition, we try to introduce funds or investment styles that are durable and can play a useful role in a portfolio over the long term.



Avoiding performance extremes helps us achieve attractive longer-term returns.

"Our mission is to generate good returns, first and foremost. But we also pay very close attention to risk. We run fully invested portfolios, but we keep a vigilant eye out for bad weather, because you never know when a storm is brewing."

M. DAVID TESTA
T. Rowe Price Vice Chairman and Chief Investment Officer, July 1999

Consistent Principles, Consistent Performance

It follows from our principles that T. Rowe Price-managed portfolios may at times be willing to concede some upside potential to try to avoid downside risk — to provide investors a rewarding yet smoother ride. This was never more evident than during the increasingly manic investment environment of the late 1990s, especially 1999, when stocks of companies with no profits whatsoever outperformed profitable companies.

Although our stock portfolios generally participated in the market's five consecutive years of double-digit gains, they lagged the momentum-driven, "high-octane" funds. Since the market's peak in early 2000, those high-octane funds have given back much of their gains, and the T. Rowe Price stock and bond funds and portfolios have compiled one of the best performance records in the investment management industry. With a renewed appreciation for fundamentals, investors have begun to reward sound companies with good prospects and to recognize the value of a disciplined approach to investing.

T. ROWE PRICE DOMESTIC EQUITY FUNDS
Performance in Bull and Bear Markets and Over Time



30
25
20
15
10
5
0
7
21
27
2
11
3
12/31/97 - 2/29/00
BULL MARKET
3/23/00 - 10/10/02
BEAR MARKET
12/31/92 - 12/31/02
10 YEARS
Number of Funds Outperforming Lipper Average
Number of Funds Underperforming Lipper Average
Data Source: T. Rowe Price, Lipper Inc.

T. ROWE PRICE FUND PERFORMANCE
Five Years Ended December 31, 2002

	TOTAL FUNDS	NUMBER OUTPERFORMING LIPPER AVERAGE	PERCENTAGE OUTPERFORMING LIPPER AVERAGE
Domestic Equity	28	24	86%
International Equity	10	5	50
TOTAL EQUITY	38	29	76
Money Market (Taxable and Tax-Free)	7	7	100
Taxable Domestic Income	9	6	67
Tax-Free Domestic Income	14	14	100
International Income	2	0	0
TOTAL FIXED INCOME	32	27	84
TOTAL FUNDS	**70**	**56**	**80%**

Note: Table excludes index funds; blended asset funds are included with domestic equity.
Data Source: T. Rowe Price, Lipper Inc.



Our diversified business base steadies us to extend our reach.

"We've invested significantly in educational tools for planning and guidance because every investor today, whether using a financial adviser or not, needs a reasonable level of knowledge about investments and the economy."

GEORGE A. ROCHE
T. Rowe Price Chairman and President, December 2002

Balanced Strategy for the New Era

T. Rowe Price will not have to reinvent itself to succeed in the back-to-basics environment. Our investment principles have served us well over time and we are confident they will continue to do so. We have practiced what we preached to our investors about diversification and have a diversified business model, with assets from all classes and from numerous sources. When one area is weak or declining, another may be strong and advancing.

But the world is changing. We intend to vigorously pursue existing initiatives to meet investor needs as they evolve as well as to expand and innovate as seems appropriate.

Continuing to Develop Channels to Reach Investors and Manage Assets

People access investments through various and often multiple channels. Some may be determined by a person's employer, but in other respects they have many choices.

Reaching the "Self-Directed" Investor

About 30% of our assets under management come from individual investors, primarily through their investments in our no-load, low-cost mutual funds. These funds remain a cornerstone of our business and an important building block of our strategy. However, we recognize that in this new era, many investors appreciate funds that target a particular goal and help simplify their decision-making. For example, our new retirement funds and the portfolios available through our 529 college savings plans have built-in asset allocation shifts as the goal (retirement or college) approaches.

To further serve these investors, we are orienting our service representatives to respond proactively to an investor's individual situation. In addition, through numerous paper and Web-based investment planning guides and analytical tools, including a unique partnership with Morningstar, we provide a wide array of sophisticated aids to our investors. Our brand message has been strengthened in both television and print advertising.

Reaching Investors Through Intermediaries

Employer-sponsored defined contribution plans: Composing 30% of our assets, this business (primarily 401(k) plans) represents a stable source of cash flow. In addition, the fast-approaching wave of retiring baby boomers offers an enormous opportunity as employees roll their qualified plan assets into IRAs. In the past two years we have

FOUR MAIN DISTRIBUTION CHANNELS


Individual Direct — 30%
Institutional Direct — 20%
Third Party — 20%
Employer-Sponsored Defined Contribution Plans — 30%

significantly enhanced our rollover services to make the process easy and convenient.

Third-party financial intermediaries: Growth in this distribution channel remains strong as other financial intermediaries, such as insurance companies and brokers, incorporate T. Rowe Price funds in the menus they offer to their clients. Our disciplined, risk-aware, and long-term investment approach, combined with our strict adherence to investment style mandates, appeals strongly to intermediaries whose primary focus is often on successfully managing their client relationships.

Reaching Institutional and High Net Worth Investors

For most of our history, we have managed assets for corporate pension plans, nonprofit organizations, other institutions, and high net worth investors. Looking ahead, we anticipate renewed growth in defined benefit pension plans, many of which are currently underfunded after the long bear market. For our high net worth clients we will continue recent initiatives to significantly enhance personalized services.

Reaching Non-U.S. Investors

Complementing our long history of international investing, we are now extending our investment management services to foreign institutions and the individuals who invest through them. In addition to the venture with Daiwa SB Investments in Japan established three years ago, we initiated a European effort in 2001 by launching the Global Investment Services subsidiary that has made good progress despite the generally unfavorable market environment. Currently we have nine mutual funds registered in Luxembourg that are available for European investors. We also manage separate accounts for European institutions.

Continuing to Provide World-Class Service

Anyone who has been lost in an endless telephone menu or waited in a long line for a chance to make a purchase knows that service quality is deteriorating. This presents an opportunity for us, as providing superior service has long been a hallmark of the firm. Year after year we have invested substantial amounts to make sure our service representatives have the benefit of the best technology and training; to make our investor statements and client communications clear, candid, and timely; to provide in-depth investment information and education; and to provide sophisticated investment planning tools. As a result, our service — whether for individuals or institutions — continues to be highly valued by our investors.

"The responsibility of investment managers to act in investors' interests has never been greater. T. Rowe Price has recognized and lived up to this responsibility for 65 years, and will continue to do so."

JAMES S. RIEPE
T. Rowe Price Vice Chairman, July 2002

A Favorable Environment for T. Rowe Price

Our company suffered with all investors as the relentless bear market dragged equity asset values lower and lower. It also suffered indirectly from the recent loss of investor confidence in Corporate America, in Wall Street, and in the accounting profession.

But against this dark curtain, T. Rowe Price stands out for its steadfast investment philosophy and resulting superior performance, for its balanced business strategy, which helped cushion our revenues and net income and earnings from the severe blows suffered by some competitors, and for our long standing commitment to superior service for all our investors. Above all, our continued commitment to conducting our business with integrity and in the interests of our investors is the foundation of our approach.

Our heritage will continue to guide us as we meet the challenges of the new era.

Financial Information

Selected Consolidated Financial Data

(in millions, except per-share data)

	1998	1999	2000	2001	2002
Net revenues	$ 857.8	$ 999.1	$ 1,153.9	$ 995.4	$ 923.5
Net income	$ 174.1	$ 239.4	$ 269.0	$ 195.9	$ 194.3
Basic earnings per share	$ 1.46	$ 1.99	$ 2.22	$ 1.59	$ 1.58
Diluted earnings per share	$ 1.34	$ 1.85	$ 2.08	$ 1.52	$ 1.52
Cash dividends declared per share	$ 0.36	$ 0.43	$ 0.54	$ 0.61	$ 0.65
Weighted average shares outstanding	119.1	120.6	121.2	123.1	122.9
Weighted average shares outstanding - assuming dilution	130.0	129.2	129.6	129.0	127.7
Balance sheet data at December 31:					
Goodwill	$ 3.2	$ 2.5	$ 695.0	$ 665.7	$ 665.7
Total assets	$ 796.8	$ 998.0	$ 1,469.5	$ 1,313.1	$ 1,370.4
Debt	—	$ 17.7	$ 312.3	$ 103.9	$ 55.9
Stockholders' equity	$ 614.3	$ 770.2	$ 991.1	$ 1,077.8	$ 1,133.8
Assets under management (in billions)	$ 147.8	$ 179.9	$ 166.7	$ 156.3	$ 140.6

Common Stock

STOCK PRICES: QUARTERLY RANGES WITH CLOSING PRICE INDICATED


$50
40
30
20
10
0
$31.31
$37.39
$29.30
$34.73
$38.93
$32.88
$24.96
$27.28

	2001				2002			
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Dividends declared per share	$0.15	$0.15	$0.15	$0.16	$0.16	$0.16	$0.16	$0.17

The common stock of T. Rowe Price Group trades on The NASDAQ Stock Market® under the symbol "TROW."

Management's Discussion and Analysis of Financial Condition and Results of Operations

GENERAL.

Our revenues and net income are derived primarily from investment advisory services provided to U.S. individual and institutional investors in our sponsored mutual funds and other investment portfolios. Investors outside the United States account for just over 2% of our assets under management.

We manage a broad range of U.S. domestic and international stock, bond, and money market mutual funds and other investment portfolios which meet the varied needs and objectives of individual and institutional investors. Investment advisory revenues depend largely on the total value and composition of assets under management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations. Total assets under our management were $140.6 billion at December 31, 2002, including $92.9 billion in equity securities and $47.7 billion in bond and money market holdings. Lower financial market valuations more than offset our net investor inflows in 2002 and decreased our assets under management by 10% or $15.7 billion over the course of the year.

Our expenditures to broaden our investor base may be significant and precede the revenues that we may obtain from any new investment advisory clients.

RESULTS OF OPERATIONS.

2002 versus 2001. Net income decreased about $1.6 million, or 1%, to $194.3 million. Diluted earnings per share was unchanged at $1.52 as lower weighted average shares and share equivalents outstanding due to our repurchase of 2.8 million common shares in 2002 and our common stock's generally lower per share market value offset the decline in net income. With the adoption of the new accounting standard for goodwill on January 1, 2002, we have ceased amortizing the goodwill that is recognized in our consolidated balance sheet. After excluding the 2001 amortization of goodwill in the amount of $28.9 million, adjusted net income for 2001 was $224.8 million and adjusted diluted earnings per share was $1.74. Total revenues declined $70.6 million, or 7%, to $925.8 million and net revenues declined a similar 7% or $71.9 million to $923.5 million.

Investment advisory revenues earned from the T. Rowe Price mutual funds distributed in the United States decreased $43.5 million as average fund assets under management were $92.1 billion during 2002, $6.6 billion less than in 2001. Weakness in financial market valuations that began in early 2000 have continued nearly three years. During the second half of 2002, U.S. equity market valuations fell to levels last seen in the first half of 1997. Mutual fund assets ended 2002 at almost $87.3 billion, down $10.7 billion from December 31, 2001 and nearly $4.9 billion from the 2002 average. The Price funds had $3.1 billion of net cash inflows during 2002, the highest net annual inflows since 1998; however, market depreciation, net of income and dividends paid but not reinvested, more than offset the inflows and reduced fund assets $13.8 billion in 2002. Money market and bond funds had net investor subscriptions of $1.9 billion and stock funds added an additional $1.2 billion of net inflows. Bond fund investors seeking higher yields added $704 million to the High Yield Fund in 2002. Net inflows of $2.7 billion to U.S. domestic stock funds in 2002 were led primarily by value-oriented investors in the Equity Income, Mid-Cap Value, and Small-Cap Value funds while international stock fund investors had net redemptions of $1.5 billion during the year.

Investment advisory revenues earned from the other investment portfolios that we manage were down $11.2 million in 2002 on lower assets under management that also resulted from lower market valuations. The value of the assets in these portfolios decreased $5 billion during 2002 to $53.3 billion at year end as net cash inflows of $1.7 billion were more than offset by $6.7 billion of market value losses. Additionally, performance-based advisory fees were down $5 million from 2001 to $1.2 million in 2002. We earn these fees primarily from a managed disposition service for distributions of venture capital investments and, though recurring, these fees will vary significantly over time. They have declined during the past two years as market conditions were unfavorable and investment portfolios changed.

Administrative revenues and other income decreased $12.4 million from 2001 to $207.4 million in 2002. This decrease is primarily attributable to transfer agency and participant recordkeeping services that we provide for defined contribution retirement plans and was partially offset by a $2.3 million increase in 12b-1 distribution fees received from our Advisor class of mutual fund shares. These revenue changes are generally offset by similar changes in the expenses that we incurred to provide the services and distribute the Advisor shares through third parties.

Total revenues also increased $1.5 million on greater investment income from the larger investment portfolio of our savings bank subsidiary. Our savings bank depositor base increased from $25 million at December 31, 2001 to $81 million at the end of 2002. Interest expense on the higher deposits increased $1.3 million. We manage the assets of our savings bank as a portfolio in a manner similar to that of our other investment advisory clients. The net of our investment portfolio income and depositor interest expense results in a net revenue amount that is similar to the investment advisory fees earned on the investment portfolios that we manage.

Operating expenses in 2002 were $81.2 million less than in 2001. The elimination of the amortization of goodwill accounts for $28.9 million or about 36% of the decrease. Our largest expense, compensation and related costs, decreased 7% or $27.4 million from 2001. Our average staff size, use of temporary personnel in the technology operations group, and total levels of compensation were all lower in 2002. Attrition and a late 2001 staff reduction lowered our average number of associates in 2002 by 6% from the average 2001 level. At December 31, 2002, we employed 3,710 associates, up 2% from the 2002 average. Advertising and promotion expenditures were down $5.6 million in 2002 as we again curtailed these expenditures due to weak financial market conditions that have made investors more cautious and less active. We vary our promotional spending based on market conditions and investor demand as well as our efforts to expand our investor base in the United States and abroad. We expect our advertising and promotion expenditures in the first half of 2003 to be similar to the first half of 2002. Market conditions in the second half of the year will dictate our spending then.

Occupancy and facility costs and other operating expenses in 2002 decreased $5.8 million and $12.5 million, respectively, versus 2001. These reductions primarily reflect the first half 2001 completions of several technology initiatives as well as the international facilities and infrastructure transition that resulted from the August 2000 purchase of Robert Fleming Holdings' interest in our consolidated subsidiary, T. Rowe Price International. Through the first half of 2001, we incurred substantial costs to establish and transition this entity to new operating facilities with appropriate infrastructure support for their international investment operations. Robert Fleming affiliates previously provided the space and infrastructure support for these offices.

Overall, net operating income was up $9.3 million from 2001 to 2002 including the goodwill amortization of $28.9 million in 2001 that did not recur in 2002.

Non-operating income and expenses include the recognition of investment gains and losses as well as interest expense incurred on our indebtedness. While we recognized $31 million of net investment income in 2001, we experienced a net investment loss of $8.3 million in 2002 as interest and dividend income of $3.3 million was more than offset by losses across all of our investment portfolios. During 2002, we recognized $3.9 million of losses on dispositions and other than temporary impairments of our mutual fund holdings, $3.3 million of losses on our holdings of collateralized bond obligations, $1.4 million of losses from exchange rate fluctuations on our yen debt, and $3.0 million of valuation decreases in our private equity holdings. Our mutual fund investment holdings at December 31, 2002 include an aggregate net gain, before income taxes, of $11.3 million that is included in stockholders' equity as part of accumulated other comprehensive income. This net gain has not been recognized in our statements of income and comprises aggregate gains of $15.5 million and aggregate losses of $4.2 million that have arisen since June 30, 2002 and are considered temporary. Interest expense on our debt is down more than $9 million due to lower principal balances and interest rates in 2002. Overall, we recognized a net non-operating loss of $10.9 million in 2002 versus net non-operating income of $19.4 million in 2001.

The 2002 provision for income taxes as a percentage of pretax income is lower than that of 2001 due primarily to eliminating the amortization of nondeductible goodwill in 2002.

2001 versus 2000. The presentation of our results of operations in our consolidated statements of income for 2001 and 2000 has been changed to conform to our 2002 presentation. The following narrative has been modified from that presented in our 2001 Annual Report to provide a discussion that can be read in conjunction with the new presentation in our consolidated income statement.

Net income decreased $73.2 million, or 27%, to $196 million, and diluted earnings per share fell from $2.08 to $1.52. A full year's amortization of goodwill arising from the T. Rowe Price International acquisition accounted for $.13 of the decline. Total revenues declined 14% from $1.15 billion to just under $1 billion. Net revenues also declined 14% to $995 million.

Investment advisory revenues earned from the T. Rowe Price mutual funds decreased $101 million as average fund assets under management were $98.7 billion during 2001, $15.2 billion less than in 2000. Weakness in financial market valuations that began in 2000 continued through 2001. The terrorist attacks in the United States on September 11, 2001 pushed financial markets down to their lowest levels of the year before they recovered somewhat in the fourth quarter. Mutual fund assets ended the year at $98.0 billion, down $750 million from the 2001 average and $8.3 billion from the start of 2001.

The Science & Technology Fund and the international funds accounted for $4.1 billion and $3.4 billion, respectively, of the $8.6 billion net decline in mutual fund valuations during 2001. Dividends paid by the mutual funds, net of reinvestments, were $.2 billion in 2001. Net inflows from fund investors were $.5 billion in 2001. Domestic stock funds had net investor subscriptions of more than $1.8 billion while money market and bond fund investors added almost $.7 billion. Two U.S. growth funds led the inflows with the Small-Cap Stock and Blue Chip Growth Funds adding a total of $1.4 billion from investors. International stock funds had net outflows of $2.0 billion.

Assets in the other investment portfolios that we manage fell $2.1 billion during 2001, and our advisory fees thereon were down $30.4 million. While the same financial market declines played a significant role in reducing these assets, cash inflows, primarily from third-party distribution efforts and international initiatives, added about $2.9 billion to assets under management in 2001. Additionally, adverse market conditions pushed performance-related advisory fees down $10.3 million in 2001.

Administrative revenues and other income were down $17.5 million from 2000. Discount brokerage commissions fell $10.0 million from the prior year as investor trading activity and average commission rates were lower. Other administrative revenues declined $7.5 million but were mostly offset by reduced costs of the services that we provide to the mutual funds and defined contribution retirement plans.

Our savings bank subsidiary's customer deposits increased in 2001 and added $1.1 million to total revenues and $.3 million to net revenues versus 2000.

Operating expenses declined about 8% from $744 million in 2000 to $684 million in 2001. Compensation and related costs is our largest expense and was up only 1% or $4.3 million from 2000. Our average staff size was up about 2% versus 2000 but total compensation levels, including bonus expense and the use of temporary personnel by our information technology operations, were down in 2001. Staff reductions, primarily in November 2001, together with attrition during the year reduced our staff to 3,650 associates at December 31, 2001, a 9% reduction from the end of 2000. Our advertising and promotion expense decreased almost 27% or $23.6 million to $64.6 million in 2001 as we curtailed these expenditures due to weak financial market conditions that made investors more cautious and less active.

International investment research fees were eliminated in August 2000 at the time of the T. Rowe Price International acquisition. Depreciation and amortization of property and equipment was $9.8 million higher in 2001 due primarily to additional amortization from recently completed software and technology projects, as well as depreciation of new operating facilities. We completed our move into new space in London in the first quarter of 2001 and in Colorado Springs in the fourth quarter of 2000. Occupancy and facility costs are down from 2000 as the temporary facilities and other additional costs associated with the moves were eliminated.

A full year's amortization of goodwill arising from the T. Rowe Price International acquisition added $17.0 million to our 2001 expenses. Other operating expenses decreased 25% or $29.1 million from 2000. As the international transition and several technology initiatives have been brought to a close, we have substantially reduced other operating expenses.

Overall, net operating income was down $98 million from 2000 to 2001, including the additional $17 million of goodwill expense.

Net non-operating income was also down more than $29 million from 2000. Net investment income declined $27.2 million to $31.0 million, with smaller cash and mutual fund holdings as well as lower interest rates in 2001 accounting for the decline. Gains from our venture capital investments in 2000 that did not recur in 2001 were mostly offset by $11.3 million of greater realized gains from 2001 dispositions of our available-for-sale mutual fund holdings. Interest expense on our debt increased almost $2.2 million as our acquisition indebtedness was outstanding for only five months in 2000.

The 2001 provision for income taxes as a percentage of pretax income is higher than that of 2000 largely due to the full year's amortization of nondeductible goodwill.

Minority interests declined due to the 2000 acquisition and the elimination of the interests in a remaining venture in the first quarter of 2001.

CAPITAL RESOURCES AND LIQUIDITY.

During the three years ended December 31, 2002, stockholders' equity increased from $770 million to more than $1.1 billion. Stockholders' equity at December 31, 2002 includes $8.6 million of unrealized investment holding gains, after provision for income taxes, and $42 million which is restricted as to use under various regulations and agreements arising in the ordinary course of business. Net liquid assets of more than $175 million are available at the beginning of 2003. Unused committed credit facilities at the beginning of 2003 include $458 million expiring in June 2005 and $100 million expiring in June 2003.

During 2002, we repaid $49 million of our debt and expended $96 million in the repurchase of our common shares. These cash outflows were funded by existing cash balances, proceeds of $25 million from exercises of our stock options, and cash provided by our operating activities.

Operating activities provided cash flows of $269 million in 2002 as compared to $290 million in 2001. Net cash expended in investing activities increased $86 million from 2001 to $95 million in 2002. In 2001 we made net redemptions of our sponsored mutual fund holdings of $53 million versus net investments of $10 million in 2002. Investments in property and equipment in 2002 were down $15 million versus 2001 while our savings bank subsidiary increased its investment portfolio more than $60 million as a result of increasing its customer deposits. Cash used in financing activities was down about $140 million in 2002 versus 2001. Bank borrowings were reduced $49 million in 2002 versus $205 million in 2001. With our debt having been substantially reduced, we used our cash flows to step up our share repurchase activity and, on a net basis after increased option exercises, expended nearly $53 million more for share repurchases in 2002.

Anticipated property and equipment expenditures in 2003 are approximately $36 million. These capital expenditures, further debt reductions, and additional share repurchases are expected to be funded from existing cash balances and 2003 operating cash flows.

Under the terms of existing operating leases, we are contractually obliged to make certain future lease payments. These aggregate commitments are discussed in Note 8 to our financial statements included elsewhere in this 2002 Annual Report and include $19.2 million in 2003, $14.6 million in 2004, $28.8 million in 2005 - 2007, and $47.1 million thereafter. We have historically funded our operating lease payments from current year cash flows from operations and expect to continue to do so in the foreseeable future.

CRITICAL ACCOUNTING POLICIES.

The preparation of financial statements often requires the selection of specific accounting methods and policies from among several acceptable alternatives. Further, significant estimates and judgments may be required in selecting and applying those methods and policies in the recognition of the assets and liabilities in our balance sheet, the revenues and expenses in our statement of income, and the information that is contained in our significant accounting policies and notes to the financial statements. Making these estimates and judgments requires the analysis of information concerning events that may not yet be complete and of facts and circumstances that may change over time. Accordingly, actual amounts or future results could differ materially from those estimates that we include currently in our financial statements and notes thereto.

We have historically presented those significant accounting policies that we use in the preparation of our financial statements as an integral part of those statements and have done so again in this 2002 Annual Report. In the following discussion, we highlight and explain further certain of those policies that are most critical to the preparation and understanding of our financial statements. The application of these policies often requires significant judgments and estimates.

Other than temporary impairments of available for sale securities. We classify our investment holdings in sponsored mutual funds and the debt securities held in the investment portfolio of our savings bank subsidiary as available for sale. At the end of each quarter, we mark the carrying amount of each investment holding to fair value and recognize an unrealized gain or loss in other comprehensive income within stockholders' equity. We next review each individual security position that has an unrealized loss to determine if that loss is other than temporary.

A mutual fund holding that has had an unrealized loss for more than six months is presumed to have an other than temporary loss and an impairment is recognized in our statement of income unless there is persuasive evidence, such as an increase in value subsequent to quarter end, to overcome that presumption. We may also recognize an other than temporary loss of less than six months in our statement of income if the particular circumstances of the underlying investment do not warrant our belief that a near-term recovery is possible. A debt security held by our savings bank subsidiary is considered impaired and an other than temporary loss is recognized whenever we determine that we will probably not collect all contractual amounts due under the terms of the security based on the issuer's financial condition and our intent to hold that security.

Goodwill. As a result of the adoption of a new financial accounting standard on January 1, 2002, we ceased recording recurring charges to amortize the carrying amount of goodwill in our balance sheet. The new standard instead now requires that we evaluate goodwill for possible impairment on an annual basis using a fair value approach. We make that evaluation in the third quarter of each year. Goodwill is considered impaired whenever the carrying amount of the related reporting unit exceeds the fair value of that unit. We attribute all goodwill to our single reportable business segment and reporting unit, our investment advisory business.

Because our testing in 2002 demonstrated that the fair value of our investment advisory business exceeded our carrying amount (basically, our stockholders' equity), we concluded that no impairment exists. Should we reach a different conclusion when we conduct our evaluation in subsequent years, additional work would be performed to ascertain the amount of the non-cash charge needed to recognize the impairment. We must also perform impairment testing at other times if an event or circumstance occurs indicating that it is more likely than not that an impairment has been incurred. The maximum possible future impairment charge that we could incur is the amount recognized in our balance sheet, $666 million at December 31, 2002.

Provision for income taxes. After compensation and related costs, our provision for income taxes on our earnings is our second largest annual expense. We operate in several states and several other countries through our various subsidiaries, and must allocate income, expenses, and earnings under the various laws and regulations of each of these taxing jurisdictions. Accordingly, our provision for income taxes represents our total estimate of the liability that we have incurred for doing business in all locations. Annually, we file tax returns which represent our filing positions with each jurisdiction and settle our return liabilities. Each jurisdiction has the right to audit those returns and may take different positions with respect to income and expense allocations and taxable earnings determinations. From time-to-time, we may also provide for estimated liabilities associated with uncertain tax return filing positions that are subject to, or in the process of, being audited by various tax authorities. Because the determinations of our annual provisions are subject to judgments and estimates, it is possible that actual results will vary from those recognized in our financial statements. In such cases, it is possible that additional expense for prior reporting periods may be recorded in subsequent periods as actual tax returns and tax audits are settled.

Stock options. The summary of significant accounting policies includes certain pro forma disclosures as if a fair value based method had been used to recognize compensation expense associated with our stock option grants. The fair value method uses a valuation model for shorter-term, market-traded financial instruments to theoretically value our stock option grants even though they are not available for trading purposes and are of longer duration. The model includes the input of certain variables that are dependent on future expectations, including the expected lives of our options from grant date to exercise date, the volatility of our underlying common shares in the market over that time period, and the rate of dividends that we will pay during that time. Additionally, the recognition of expense fluctuates based on the forfeiture rate for unvested options when employees leave the company.

Our estimates for the variables used in the valuation model are made for the purpose of theoretically determining an expense for each reporting period and are not subsequently adjusted. Unlike almost all other expenses, the resulting theoretical charge to earnings using a fair value based method is a non-cash charge that is never measured by a cash outflow.

NEWLY ISSUED ACCOUNTING PRONOUNCEMENT.

On January 17, 2003, the Financial Accounting Standards Board (FASB) issued an interpretation of accounting principles that have existed since 1959. In its Interpretation No. 46, Consolidation of Variable Interest Entities, the FASB defines a variable interest entity as a corporation, partnership, limited liability company, trust, or any other legal structure used for business purposes that either (a) does not have equity investors with voting rights or (b) has equity investors that do not provide sufficient financial resources for the entity to support its activities. The Interpretation requires a variable interest entity to be consolidated by a company if that company is subject to, among other things, a majority of the risk of loss from the variable interest entity's residual returns. A company that is required to consolidate a variable interest entity is referred to as the primary beneficiary of that entity.

We are presently reviewing the accounting requirements of this interpretation to determine its applicability to our consolidated financial statements. While our review is not complete at this time, we have initially determined that we hold residual interests in two $300 million high-yield collateralized bond obligations (CBOs) for which we may be required to apply the provisions of this interpretation beginning July 1, 2003. These entities are non-recourse, limited liability companies in which we hold a portion, though not a majority, of the interests in their residual returns. We are also the collateral manager of each CBO and receive a market-based fee for performance of that service. We may also receive a market-based performance fee, though none were recognized in 2002.

Our maximum exposure to future losses from these interests is the $10 million carrying amount in other assets at December 31, 2002.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.

Our revenues and net income are based primarily on the value of assets under our management. Accordingly, declines in financial market values directly and negatively impact our investment advisory revenues and net income.

We invest in our sponsored mutual funds, which are market risk sensitive financial instruments held for purposes other than trading; we do not invest in derivative financial or commodity instruments. Mutual fund investments have inherent market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual fund shares. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

The following table (in thousands of dollars) presents the equity price risk from investments in sponsored mutual funds by assuming a hypothetical decline in the fair values of mutual fund shares. This potential future loss of value, before any income tax benefits, reflects the valuation of mutual fund investments at year end using each fund's lowest fair value per share during the past year. In considering this presentation, it is important to note that: all funds did not experience their lowest fair value per share on the same day; it is likely that the composition of the mutual fund investment portfolio would be changed if adverse market conditions persist; and we could experience future losses in excess of those presented below.

	Fair value at December 31, 2002	% of Portfolio	Potential lower value	% of Portfolio	Potential loss	
Stock funds	$ 72,929	59	$ 63,799	60	$ 9,130	13%
Bond funds	50,243	41	43,203	40	7,040	14
	$ 123,172	100	$ 107,002	100	$ 16,170	13

The comparable potential loss of value shown in last year's annual report was $15.7 million on sponsored mutual fund investments of $123.2 million at the end of 2001. During 2002, we actually experienced net unrealized losses of $10.2 million in the value of our fund investments.

Investments in mutual funds generally moderate market risk because funds, by their nature, invest in a number of different financial instruments. T. Rowe Price further manages its exposure to market risk by diversifying its investments among many domestic and international funds. In addition, investment holdings may be altered from time to time, in response to changes in market risks and other factors, as deemed appropriate by management.

Interest rates on our outstanding debt under the credit facility expiring in June 2005 are reset at one- to six-month intervals. Our borrowing rate on this debt is presently only 1.76%. Should our cost of funds increase back to the 7.1% that we experienced in early 2001, and we make no repayments of principal on the existing outstanding balance of $42 million, our interest expense for a full year would increase by $2.2 million.

The investment portfolio and customer deposit liabilities of our savings bank subsidiary are subject to interest rate risk. If interest rates change 1%, the change in the net value of these assets and liabilities would not be material.

The U.S. dollar weakened versus the Japanese yen again in 2002, and an exchange rate loss was recognized on our yen borrowing. In evaluating exchange rate sensitivity, a loss of $1.3 million would be recognized if the yen strengthened 10% from December 31, 2002. Other foreign currency denominated assets and liabilities are not material.

We also make other investments that we include in our balance sheet in other assets. We are at risk for further losses on these investments should market conditions deteriorate as they have in the past three years. At December 31, 2002, we hold investments in a sponsored high-yield collateralized bond obligation issued in 2001 that is recognized in our balance sheet at $10 million and in private equity and other entities totaling nearly $7 million. During 2002, we recognized nearly $6.4 million of losses on these investments and similar ones that we previously held. Our risk of future loss on these investments cannot exceed the $17 million recognized in our balance sheet. Additionally, we have recognized our 10% interest in Daiwa SB Investments (Japan) at $15 million using the cost basis of accounting. Our market risk on this investment is primarily limited to foreign currency exchange rate fluctuations between the U.S. dollar and the Japanese yen because the functional currency of Daiwa SB Investments is the yen.

FORWARD-LOOKING INFORMATION.

From time to time, information or statements provided by or on behalf of T. Rowe Price, including those within this 2002 Annual Report to our stockholders, may contain certain forward-looking information, including information or anticipated information relating to changes in our revenues and net income, changes in the amount and composition of our assets under management, our expense levels, and our expectations regarding financial markets and other conditions. Readers are cautioned that any forward-looking information provided by or on behalf of T. Rowe Price is not a guarantee of future performance. Actual results may differ materially from those in forward-looking information as a result of various factors, including but not limited to those discussed below. Further, forward-looking statements speak only as of the date on which they are made, and we undertake no obligation to update any forward-looking statement to reflect events or circumstances after the date on which it is made or to reflect the occurrence of unanticipated events.

Our future revenues and results will fluctuate due to many factors, including: the total value and composition of assets under our management; cash inflows and outflows in the T. Rowe Price mutual funds and other managed investment portfolios; fluctuations in the financial markets around the world that result in appreciation or depreciation of the assets under our management; the relative investment performance of the Price mutual funds and other managed investment portfolios as compared to competing offerings and market indices; the extent to which we earn performance-based investment advisory fees; the expense ratios of the Price mutual funds; investor sentiment and investor confidence; the ability to maintain our investment management and administrative fees at appropriate levels; competitive conditions in the mutual fund, asset management, and broader financial services sectors; our introduction of new mutual funds and investment portfolios; our ability to contract with the Price mutual funds for payment for investment advisory-related administrative services provided to the funds and their shareholders; changes in retirement savings trends favoring participant-directed investments and defined contribution plans; the amount and timing of income or loss from our private equity, high yield, mutual fund, and other investments; and our level of success in implementing our strategy to expand our business internationally. Our revenues are substantially dependent on fees earned under contracts with the Price funds and could be adversely affected if the independent directors of one or more of the Price funds determined to terminate or significantly alter the terms of the investment management or related administrative services agreements.

Our future results are also dependent upon the level of our expenses, which are subject to fluctuation for the following or other reasons: changes in the level of our advertising expenses in response to market conditions, including our efforts to expand our investment advisory business to investors outside the United States and to further penetrate our distribution channels within the United States; variations in the level of total compensation expense due to, among other things, bonuses, changes in our employee count and mix, and competitive factors; any goodwill impairment that may arise; fluctuation in foreign currency exchange rates applicable to the costs of our international operations and our yen-denominated debt; expenses and capital costs, such as technology assets, depreciation, amortization, and research and development, incurred to maintain and enhance our administrative and operating services infrastructure; unanticipated costs that may be incurred to protect investor accounts and the goodwill of our clients; and disruptions of services, including those provided by third parties such as facilities, communications, power, and the mutual fund transfer agent system.

Our business is also subject to substantial governmental regulation, and changes in legal, regulatory, accounting, tax, and compliance requirements may have a substantial effect on our operations and results, including but not limited to effects on costs that we incur and effects on investor interest in mutual funds and investing in general, or in particular classes of mutual funds or other investments.

Consolidated Balance Sheets

(in thousands)

	December 31, 2001	December 31, 2002
ASSETS		
Cash and cash equivalents (Note 1)	$ 79,741	$ 111,418
Accounts receivable (Note 6)	104,001	96,787
Investments in sponsored mutual funds (Note 1)	123,247	123,172
Debt securities held by savings bank subsidiary (Note 1)	30,961	92,908
Property and equipment (Note 2)	241,825	215,590
Goodwill (Note 3)	665,692	665,692
Other assets (Notes 4 and 7)	67,648	64,866
	$ 1,313,115	$ 1,370,433
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Accounts payable and accrued expenses (Notes 4 and 5)	$ 42,782	$ 43,902
Accrued compensation and related costs	43,498	34,640
Dividends payable	19,699	20,860
Customer deposits at savings bank subsidiary	25,422	81,292
Debt and accrued interest (Note 7)	103,889	55,899
Total liabilities	235,290	236,593
Commitments and contingent liabilities (Note 8)		
Stockholders' equity (Notes 5 and 8)		
Preferred stock, undesignated, $.20 par value - authorized and unissued 20,000,000 shares	—	—
Common stock, $.20 par value - authorized 500,000,000 shares; issued 123,088,795 shares in 2001 and 122,648,696 shares in 2002	24,618	24,530
Additional capital in excess of par value	67,965	80,744
Retained earnings	973,472	1,019,925
Accumulated other comprehensive income	11,770	8,641
Total stockholders' equity	1,077,825	1,133,840
	$ 1,313,115	$ 1,370,433

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Income

(in thousands, except per-share amounts)

	Year ended December 31, 2000	2001	2002
REVENUES (NOTE 6)			
Investment advisory fees	$ 916,358	$ 775,074	$ 715,365
Administrative fees and other income	237,318	219,848	207,409
Investment income of savings bank subsidiary	433	1,535	3,055
Total revenues	1,154,109	996,457	925,829
Interest expense on savings bank deposits	209	1,011	2,327
Net revenues	1,153,900	995,446	923,502
OPERATING EXPENSES			
Compensation and related costs (Notes 2, 5, and 8)	380,636	384,959	357,586
Advertising and promotion	88,215	64,638	59,056
Depreciation and amortization of property and equipment	41,813	51,567	50,578
Occupancy and facility costs (Note 8)	68,645	66,611	60,788
International investment research fees	36,665	—	—
Goodwill amortization (Note 3)	11,879	28,921	—
Other operating expenses	116,561	87,519	74,983
	744,414	684,215	602,991
NET OPERATING INCOME	409,486	311,231	320,511
Other investment income (loss) (Note 1)	58,218	31,039	(8,273)
Other interest expense (Note 7)	9,512	11,681	2,634
Net non-operating income (expense)	48,706	19,358	(10,907)
Income before income taxes and minority interests	458,192	330,589	309,604
Provision for income taxes (Note 4)	174,818	135,078	115,350
Income from consolidated companies	283,374	195,511	194,254
Minority interests in consolidated subsidiaries	14,345	(357)	—
NET INCOME	$ 269,029	$ 195,868	$ 194,254
EARNINGS PER SHARE			
Basic	$ 2.22	$ 1.59	$ 1.58
Diluted	$ 2.08	$ 1.52	$ 1.52

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

(in thousands)

	Year ended December 31, 2000	2001	2002
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 269,029	$ 195,868	$ 194,254
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization of property and equipment	41,813	51,567	50,578
Minority interests in consolidated subsidiaries	14,345	(357)	—
Goodwill amortization	11,879	28,921	—
Other changes in assets and liabilities	(14,331)	14,355	24,466
Net cash provided by operating activities	322,735	290,354	269,298
CASH FLOWS FROM INVESTING ACTIVITIES			
Acquisition of minority interests in T. Rowe Price International	(783,194)	—	—
Investments in sponsored mutual funds	(42,576)	(35,968)	(15,547)
Dispositions of sponsored mutual funds	67,068	88,968	5,453
Increase in debt securities held by savings bank subsidiary	(16,398)	(14,135)	(60,638)
Additions to property and equipment	(85,612)	(41,375)	(26,047)
Other investment activity	(374)	(6,460)	1,808
Net cash used in investing activities	(861,086)	(8,970)	(94,971)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repurchases of common shares	—	(30,923)	(95,773)
Stock options exercised	19,279	13,102	25,320
Proceeds from bank borrowings	300,000	—	—
Debt principal repaid	(5,000)	(205,000)	(49,366)
Dividends paid to stockholders	(62,880)	(73,838)	(78,701)
Savings bank subsidiary deposits	10,932	14,490	55,870
Other financing activities	(1,926)	—	—
Net cash provided by (used in) financing activities	260,405	(282,169)	(142,650)
CASH AND CASH EQUIVALENTS			
Net increase (decrease) during year	(277,946)	(785)	31,677
At beginning of year	358,472	80,526	79,741
At end of year	$ 80,526	$ 79,741	$ 111,418

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Stockholders' Equity

(in thousands)

	Common Stock	Additional Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Income	Total Stockholders' Equity
BALANCE AT DECEMBER 31, 1999, 120,107,818 COMMON SHARES	$ 24,022	$ 48,057	$ 649,378	$ 48,727	$ 770,184
Comprehensive income					
Net income			269,029		
Change in unrealized security holding gains, net of taxes				(15,780)	
Total comprehensive income					253,249
2,331,414 common shares issued under stock-based compensation plans	466	32,798			33,264
Dividends declared			(65,632)		(65,632)
BALANCE AT DECEMBER 31, 2000, 122,439,232 COMMON SHARES	24,488	80,855	852,775	32,947	991,065
Comprehensive income					
Net income			195,868		
Change in unrealized security holding gains, net of taxes				(21,177)	
Total comprehensive income					174,691
1,720,063 common shares issued under stock-based compensation plans	344	18,922			19,266
1,070,500 common shares repurchased	(214)	(31,812)			(32,026)
Dividends declared			(75,171)		(75,171)
BALANCE AT DECEMBER 31, 2001, 123,088,795 COMMON SHARES	24,618	67,965	973,472	11,770	1,077,825
Comprehensive income					
Net income			194,254		
Change in unrealized security holding gains, net of taxes				(3,129)	
Total comprehensive income					191,125
2,359,901 common shares issued under stock-based compensation plans	472	38,952	(2)		39,422
2,800,000 common shares repurchased	(560)	(26,173)	(67,937)		(94,670)
Dividends declared			(79,862)		(79,862)
BALANCE AT DECEMBER 31, 2002, 122,648,696 COMMON SHARES	$ 24,530	$ 80,744	$1,019,925	$ 8,641	$1,133,840

The accompanying notes are an integral part of the consolidated financial statements.

Summary of Significant Accounting Policies

T. Rowe Price Group derives its consolidated revenues and net income primarily from investment advisory services that its subsidiaries provide to individual and institutional investors in the sponsored T. Rowe Price mutual funds and other investment portfolios. We also provide our investment advisory clients with related administrative services, including mutual fund transfer agent, accounting and shareholder services; participant recordkeeping and transfer agent services for defined contribution retirement plans; discount brokerage; and trust services. The investors that we serve are primarily domiciled in the United States of America.

Investment advisory revenues depend largely on the total value and composition of assets under our management. Accordingly, fluctuations in financial markets and in the composition of assets under management impact our revenues and results of operations.

As the result of the one-for-one exchange of shares of outstanding T. Rowe Price Associates common stock for that of T. Rowe Price Group on December 28, 2000, T. Rowe Price Group became the sole owner of T. Rowe Price Associates and T. Rowe Price Associates' former stockholders became the stockholders of T. Rowe Price Group. The exchange was accounted for at historical cost in a manner similar to a pooling-of-interests transaction and T. Rowe Price Group succeeded to the obligation for periodic public reporting.

BASIS OF PREPARATION.

Our consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States which require the use of estimates made by our management. Actual results may vary from those estimates. Our financial statements include the accounts of all subsidiaries in which we have a majority or controlling interest. All material intercompany accounts and transactions are eliminated in consolidation. Certain 2000 and 2001 amounts have been reclassified to conform to the 2002 presentation.

CASH EQUIVALENTS.

Cash equivalents consist primarily of short-term, highly liquid investments in sponsored money market mutual funds and in commercial paper. The cost of these funds is equivalent to fair value.

INVESTMENTS.

Investments in sponsored mutual funds and debt securities held by our savings bank subsidiary are classified as available-for-sale and are reported at fair value. Net unrealized security holding gains are recognized in comprehensive income.

We also hold other investments that are included in other assets and are recognized using the cost or equity methods of accounting, as appropriate.

We review the carrying amount of each investment for possible impairment on a quarterly basis and recognize a loss in our statement of income whenever a loss is considered other than temporary.

CONCENTRATIONS OF RISK.

Concentration of credit risk in accounts receivable is believed to be minimal in that clients generally have substantial assets, including those in the investment portfolios that we manage.

Our investments in sponsored mutual funds expose us to market risk in the form of equity price risk; that is, the potential future loss of value that would result from a decline in the fair values of the mutual funds. Each fund and its underlying net assets are also subject to market risk which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.

Investments by our savings bank subsidiary in debt securities expose us to market risk which may arise from changes in credit ratings and interest rates.

PROPERTY AND EQUIPMENT.

Property and equipment is stated at cost net of accumulated depreciation and amortization computed using the straight-line method. Provisions for depreciation and amortization are based on the following weighted average estimated useful lives: computer and communications software and equipment, 3 years; furniture and other equipment, 5 years; buildings, 32 years; leasehold improvements, 8 years; and leased land, 99 years.

REVENUE RECOGNITION.

Fees for investment advisory services and related administrative services that we provide to investment advisory clients are recognized in the period that our services are provided.

ADVERTISING.

Costs of advertising are expensed the first time that the advertising takes place.

INTERNATIONAL INVESTMENT RESEARCH FEES.

International investment research and support was provided by affiliates of Robert Fleming Holdings until our acquisition of their interests in T. Rowe Price International on August 8, 2000. Fees that we paid for these services were based on international assets under management.

EARNINGS PER SHARE.

Basic earnings per share excludes the dilutive effect of outstanding stock options and is computed by dividing net income by the weighted average common shares outstanding of 121,196,000 in 2000, 123,072,000 in 2001, and 122,876,000 in 2002. Diluted earnings per share reflects the potential dilution that could occur if outstanding stock options were exercised. It is computed by increasing the denominator of the basic calculation by potential dilutive common shares, determined using the treasury stock method, of 8,452,000 in 2000, 5,973,000 in 2001, and 4,830,000 in 2002.

COMPREHENSIVE INCOME.

Total comprehensive income is reported in our consolidated statements of stockholders' equity and includes net income and the change in unrealized security holding gains, net of income taxes and any minority interests.

STOCK OPTION GRANTS.

Our six stock-based compensation plans (the 1990, 1993, 1996, and 2001 Stock Incentive Plans and the 1995 and 1998 Director Stock Option Plans) are accounted for using the intrinsic value based method. Under these plans, we have granted only fixed stock options with a maximum term of 10 years to employees and directors. Vesting of employee options is based solely on the individual continuing to render service and generally occurs over a five-year graded schedule. The exercise price of each option granted is equivalent to the market price of the common stock at the date of grant. Accordingly, no compensation expense related to stock option grants has been recognized in the consolidated statements of income.

Accounting principles require us to make the following disclosures as if the fair value based method of accounting had been applied to our stock option grants after 1994. The weighted-average grant-date fair value of each option awarded is estimated to be $13.45 in 2000, $9.15 in 2001, and $9.42 in 2002 using the Black-Scholes option-pricing model and the following assumptions: dividend yield of 1.3% in 2000 and 2001 and 1.4% in 2002; expected volatility of 35% in 2000, 37% in 2001, and 36% in 2002; risk-free interest rates of 5.6% in 2000, 4.2% in 2001, and 4.0% in 2002; and expected lives of 4.8 years in 2000, 5.5 years in 2001, and 5.7 years in 2002.

The following table illustrates the effect on net income (in thousands) and earnings per share if we had applied the fair value based method and the estimates contained in the preceding paragraph to our stock option grants that were outstanding and unvested each year.

	2000	2001	2002
Net income, as reportec	$ 269,029	$ 195,868	$ 194,254
Additional stock-option based compensation expense estimated using the fair value based method	(30,380)	(42,688)	(39,369)
Related income tax benefits	9,391	13,471	11,985
Pro forma net income	$ 248,040	$ 166,651	$ 166,870
Earnings per share			
Basic - as reported	$ 2.22	$ 1.59	$ 1.58
Basic - pro forma	$ 2.05	$ 1.35	$ 1.36
Diluted - as reported	$ 2.08	$ 1.52	$ 1.52
Diluted - pro forma	$ 1.92	$ 1.30	$ 1.31

It is important to note that the charge to compensation expense that results from using the fair value based method would also result in an equal and offsetting increase to our additional capital in excess of par value; accordingly, total stockholders' equity is not diminished if the fair value method had been used to record compensation expense.

Notes to Consolidated Financial Statements

NOTE 1 - INVESTMENTS.

Cash equivalent investments in our sponsored money market mutual funds aggregate $72,411,000 at December 31, 2001 and $99,457,000 at December 31, 2002.

Investments in our other sponsored mutual funds (in thousands) at December 31 include:

	Aggregate Cost	Unrealized Holding Gains	Aggregate Fair Value
2001			
Stock funds	$ 66,439	$ 15,523	$ 81,962
Bond funds	39,245	2,040	41,285
	$ 105,684	$ 17,563	$ 123,247
2002			
Stock funds	$ 70,350	$ 2,579	$ 72,929
Bond funds	41,558	8,685	50,243
	$ 111,908	$ 11,264	$ 123,172

The following table reconciles our unrealized holding losses on investments in sponsored mutual funds (in thousands) to that recognized in other comprehensive income.

	2000	2001	2002
Unrealized holding losses	$ (19,027)	$ (14,159)	$ (10,169)
Less gains (losses) realized in net income using average cost	7,417	18,701	(3,870)
	(26,444)	(32,860)	(6,299)
Deferred tax benefits	9,365	11,512	2,295
	(17,079)	(21,348)	(4,004)
Minority interests	1,124	—	—
Unrealized holding losses recognized in other comprehensive income	$ (15,955)	$ (21,348)	$ (4,004)

Dividends earned on our investments in sponsored mutual funds, including money market mutual funds, totaled $35,157,000 in 2000, $8,748,000 in 2001, and $2,989,000 in 2002.

Our savings bank subsidiary holds investments in mortgage-backed and other marketable debt securities which are accounted for as available-for-sale. The expected holding period of these securities generally correlates to customer deposits which range in maturity up to five years. Balances (in thousands) in these investments at December 31 were:

	Aggregate Cost	Unrealized Holding Gains	Aggregate Fair Value
2001	$ 30,389	$ 572	$ 30,961
2002	90,888	2,020	92,908

Other comprehensive income includes unrealized holding gains on the savings bank portfolio, net of income taxes of $115,000 in 2000, $226,000 in 2001, and $799,000 in 2002.

NOTE 2 - PROPERTY AND EQUIPMENT.

Property and equipment (in thousands) at December 31 consists of:

	2001	2002
Computer and communications software and equipment	$ 157,353	$ 170,120
Buildings and leasehold improvements	167,785	166,568
Furniture and other equipment	59,688	60,276
Land owned and leased	21,503	21,503
	406,329	418,467
Accumulated depreciation and amortization	(164,504)	(202,877)
	$ 241,825	$ 215,590

Compensation and related costs attributable to the development of computer software for internal use totaling $10,690,000 in 2000, $7,465,000 in 2001, and $4,639,000 in 2002 have been capitalized.

NOTE 3 - GOODWILL.

On August 8, 2000, we purchased Robert Fleming Holdings' 50% non-controlling interest in our consolidated subsidiary, T. Rowe Price International. This purchase transaction resulted in goodwill of $704 million that was amortized in 2000 and 2001 on a straight-line basis over 25 years. We operate in one reportable business segment—that of the investment advisory business—and all goodwill is attributed to that segment.

As of January 1, 2002, we adopted the provisions of a new financial accounting standard for goodwill, ceased amortizing goodwill, and determined that its carrying amount was not impaired. We also evaluated goodwill for possible impairment in the third quarter of 2002 and again concluded that there had been no impairment. A similar evaluation using the fair value approach will be done at least annually in the third quarter each year. Prior to 2002, we used an undiscounted future cash flows approach to evaluate goodwill for potential impairment.

The following information reconciles reported net income (in thousands) and earnings per share to adjusted net income (in thousands) and earnings per share, excluding the goodwill amortization recognized in prior years.

	2000	2001	2002
Reported net income	$ 269,029	$ 195,868	$ 194,254
Add back goodwill amortization	11,879	28,921	—
Adjusted net income	$ 280,908	$ 224,789	$ 194,254
Basic earnings per share			
Reported net income	$ 2.22	$ 1.59	$ 1.58
Goodwill amortization	.10	.24	—
Adjusted net income	$ 2.32	$ 1.83	$ 1.58
Diluted earnings per share			
Reported net income	$ 2.08	$ 1.52	$ 1.52
Goodwill amortization	.09	.22	—
Adjusted net income	$ 2.17	$ 1.74	$ 1.52

NOTE 4 - INCOME TAXES.

The provision for income taxes (in thousands) consists of:

	2000	2001	2002
Current income taxes			
U.S. federal and foreign	$ 150,431	$ 122,598	$ 111,027
State and local	16,283	12,231	9,429
Deferred income taxes (tax benefits)	8,104	249	(5,106)
	$ 174,818	$ 135,078	$ 115,350

Deferred income taxes arise from temporary differences between taxable income for financial statement and income tax return purposes. Amortization and depreciation of property and equipment resulted in deferred income taxes of $4,158,000 in 2000. Significant temporary differences in 2001 included deferred benefits of $3,866,000 related to investment income offset by deferred taxes of $4,212,000 related to accrued compensation. Deferred tax benefits in 2002 include $4,584,000 related to investment income and $2,359,000 related to depreciation and amortization of property and equipment offset by deferred taxes of $2,346,000 related to accrued compensation.

The net deferred tax liability of $89,000 included in accounts payable and accrued expenses at December 31, 2001, consists of total deferred tax liabilities of $10,178,000 and total deferred tax assets of $10,089,000. Deferred tax liabilities include $6,364,000 arising from unrealized holding gains on available-for-sale securities. Deferred tax assets include $4,441,000 arising from investment income and $3,479,000 arising from accrued compensation.

The net deferred tax asset of $6,740,000 included in other assets at December 31, 2002, consists of total deferred tax liabilities of $5,600,000 and total deferred tax assets of $12,340,000. Deferred tax liabilities include $4,642,000 arising from unrealized holding gains on available-for- sale securities. Deferred tax assets include $9,025,000 arising from investment income.

Cash outflows from operating activities include income taxes paid of $188,285,000 in 2000, $103,125,000 in 2001, and $112,457,000 in 2002. The income tax benefit arising from exercises of our stock options reduced income taxes paid by $13,985,000 in 2000, $6,164,000 in 2001, and $14,102,000 in 2002.

The following table reconciles the statutory federal income tax rate to the effective income tax rate.

	2000	2001	2002
Statutory U.S. federal income tax rate	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefits	2.7	2.7	2.5
Nondeductible goodwill amortization	1.0	3.3	—
Other items	(.5)	(.1)	(.2)
Effective income tax rate	38.2%	40.9%	37.3%

NOTE 5 - COMMON STOCK AND STOCK-BASED COMPENSATION PLANS.

SHARES AUTHORIZED AND ISSUED.

At December 31, 2002, 35,734,680 shares of unissued common stock were reserved for the exercise of stock options. Additionally, 1,680,000 shares are reserved for issuance under a plan whereby substantially all employees may acquire common stock through payroll deductions at prevailing market prices.

The Board of Directors has authorized the future repurchase of up to 1,633,010 common shares at December 31, 2002. Accounts payable and accrued expenses includes $1,103,000 at December 31, 2001 for pending settlements of common stock repurchases.

DIVIDENDS.

Cash dividends declared per share were $.54 in 2000, $.61 in 2001, and $.65 in 2002.

STOCK OPTIONS.

The following table summarizes the status of and changes in our stock option grants during the past three years.

	Options	Weighted-Average Exercise Price	Options Exercisable	Weighted-Average Exercise Price
Outstanding at beginning of 2000	23,657,481	$ 19.45	14,014,481	$ 13.04
Granted	4,914,085	38.90		
Exercised	(2,513,694)	10.08		
Forfeited	(456,000)	30.66		
Outstanding at end of 2000	25,601,872	23.90	14,910,572	16.25
Granted	3,973,384	25.96		
Exercised	(1,839,850)	9.48		
Forfeited	(434,619)	34.28		
Outstanding at end of 2001	27,300,787	25.01	16,233,787	20.03
Granted	3,970,367	27.41		
Exercised	(2,482,951)	11.87		
Forfeited	(844,347)	33.62		
Outstanding at end of 2002	27,943,856	26.25	16,759,556	23.50

Information regarding the exercise prices and lives of stock options outstanding at December 31, 2002 follows.

Range of Exercise Prices	Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (in years)	Exercisable	Weighted-Average Exercise Price
$ 7.03 to 21.25	8,007,087	$ 12.38	2.5	8,007,087	$ 12.38
$21.26 to 27.28	3,706,410	25.71	8.7	737,010	25.70
$27.29 to 34.73	8,734,227	29.40	7.5	3,692,027	31.12
$34.74 to 47.07	7,496,132	37.68	6.9	4,323,432	37.20
	27,943,856	26.25	6.1	16,759,556	23.50

NOTE 6 - INFORMATION ABOUT REVENUES AND SERVICES.

Revenues (in thousands) from advisory services provided under agreements with sponsored mutual funds and other investment clients include:

	2000	2001	2002
Sponsored U.S. mutual funds			
Stock	$ 570,133	$ 464,883	$ 411,679
Bond and money market	93,020	97,707	107,425
	663,153	562,590	519,104
Other portfolios	253,205	212,484	196,261
Total investment advisory fees	$ 916,358	$ 775,074	$ 715,365

The following table summarizes the various investment portfolios and assets under management (in billions) on which advisory fees are earned.

	Average during			December 31,	
	2000	2001	2002	2001	2002
Sponsored U.S. mutual funds					
Stock	$ 92.2	$ 75.8	$ 67.1	$ 74.5	$ 60.7
Bond and money market	21.7	22.9	25.0	23.5	26.6
	113.9	98.7	92.1	98.0	87.3
Other portfolios	63.7	56.5	55.5	58.3	53.3
	$ 177.6	$ 155.2	$ 147.6	$ 156.3	$ 140.6

Fees for advisory-related administrative services provided to our sponsored mutual funds were $178,226,000 in 2000, $170,916,000 in 2001, and $155,771,000 in 2002. Accounts receivable from the mutual funds aggregate $57,972,000 and $55,474,000 at December 31, 2001 and 2002, respectively. All services to the sponsored U.S. mutual funds are provided under contracts which are subject to periodic review and approval by each of the funds' boards and, with respect to investment advisory contracts, also by the funds' shareholders.

NOTE 7 - DEBT.

In April 1999, we borrowed 1,809,500,000 yen ($15,019,000) from a bank under a promissory note. Interest is due quarterly at LIBOR for yen borrowings plus .95% and is fixed for 12 months until April 2003 at 1.06%. Foreign currency transaction gains of $1,894,000 in 2000 and $2,085,000 in 2001 and losses of $1,335,000 in 2002 arising from this borrowing are included in non-operating investment income (loss). In 2002, we made an installment payment of 180,950,000 yen and the remaining equivalent balance of $13,712,000 is due in installments of 180,950,000 yen in April 2003 and 1,447,600,000 yen in 2004.

To partially finance the acquisition of the T. Rowe Price International shares, we borrowed $300,000,000 in August 2000 under a $500,000,000 syndicated bank credit facility expiring in June 2005 for which JPMorgan Chase Bank serves as administrative agent. We made principal payments of $5,000,000 in 2000, $205,000,000 in 2001, and $48,000,000 in 2002 and thereby reduced our borrowing to $42,000,000 at the end of 2002. Credit facility costs of $796,000 are included in other assets at December 31, 2002 and are being amortized over the period to June 2005. Interest on the debt floats at .35% over the Eurodollar base rate and was 7.1%, 2.27%, and 1.76% at the end of 2000, 2001 and 2002, respectively. We also have a complementary $100,000,000 syndicated bank credit facility expiring in June 2003 under which there have been no borrowings. We paid annual fees for these credit facilities of $942,000 in 2002.

At December 31, 2002, we are in compliance with the covenants contained in our credit agreements. Total interest expense on our outstanding debt, including amortization of credit facility costs, and commitment fees was $9,512,000 in 2000, $11,681,000 in 2001, and $2,634,000 in 2002.

NOTE 8 - OTHER DISCLOSURES.

We occupy certain office facilities and rent computer and other equipment under noncancelable operating leases. Related rental expense was $30,752,000 in 2000, $25,711,000 in 2001, and $22,568,000 in 2002. Future minimum rental payments under these leases aggregate $19,194,000 in 2003, $14,626,000 in 2004, $12,196,000 in 2005, $11,536,000 in 2006, $5,023,000 in 2007, and $47,130,000 in later years.

At December 31, 2002, we had outstanding commitments to fund additional investments totaling $1.5 million.

Our consolidated stockholders' equity at December 31, 2002 includes approximately $42,000,000 which is restricted as to use by various regulations and agreements arising in the ordinary course of our business.

From time to time, various claims against us arise in the ordinary course of business, including employment-related claims. In the opinion of management, after consultation with counsel, it is unlikely that any adverse determination in one or more pending claims would have a material adverse effect on our financial position or results of operations.

Expense for our defined contribution retirement program in the United States was $22,263,000 in 2000, $21,641,000 in 2001, and $22,830,000 in 2002.

NOTE 9 - SUPPLEMENTARY QUARTERLY FINANCIAL DATA (UNAUDITED).

(in thousands, except for per-share amounts)

	Net Revenues	Net Income	Basic Earnings Per Share	Diluted Earnings Per Share
2001				
1st quarter	$ 263,249	$ 49,308	$ 0.40	$ 0.38
2nd quarter	251,849	51,156	0.42	0.40
3rd quarter	240,717	50,398	0.41	0.39
4th quarter	239,631	45,006	0.37	0.35
2002				
1st quarter	**242,008**	**53,024**	**0.43**	**0.41**
2nd quarter	**240,280**	**51,854**	**0.42**	**0.40**
3rd quarter	**221,576**	**43,210**	**0.35**	**0.34**
4th quarter	**219,638**	**46,166**	**0.38**	**0.37**

Net revenues are presented for comparability across quarterly periods to conform with the year-end 2002 presentation of our statement of income.

The sum of quarterly earnings per share may not equal annual earnings per share because the computations are done independently.

Independent Auditors' Report

The Board of Directors and Stockholders of T. Rowe Price Group, Inc.:

We have audited the accompanying consolidated balance sheets of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2001 and 2002, and the related consolidated statements of income, cash flows, and stockholders' equity for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of T. Rowe Price Group, Inc. and subsidiaries for the year ended December 31, 2000, were audited by other auditors whose report thereon dated January 23, 2001, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of T. Rowe Price Group, Inc. and subsidiaries as of December 31, 2001 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the consolidated financial statements, effective January 1, 2002, the Company adopted the provisions of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets.

KPMG LLP

Baltimore, Maryland
January 30, 2003

Corporate Headquarters

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000

Office Locations for Group Companies

Buenos Aires, Argentina
Copenhagen, Denmark
Paris, France
Tokyo, Japan
Hong Kong
Singapore
London, United Kingdom

United States:
- Long Beach, California
- San Francisco, California
- Colorado Springs, Colorado
- Tampa, Florida
- Baltimore, Maryland
- Owings Mills, Maryland

Investor Centers*: United States

Baltimore Area
Baltimore
105 East Lombard Street
Baltimore, Maryland 21202-1009
(410) 345-5757

Owings Mills
4515 Painters Mill Road
Owings Mills, Maryland
21117-4903
(410) 345-5665

Boston Area
386 Washington Street
Wellesley, Massachusetts
02481-6213
(781) 263-1200

Chicago Area
1900 Spring Road - Suite 104
Oak Brook, Illinois 60523-1478
(630) 645-9700

Colorado Springs
2260 Briargate Parkway
Colorado Springs, Colorado
80920-7658
(719) 278-5700

Los Angeles Area
Warner Center Plaza 5
21800 Oxnard Street - Suite 270
Woodland Hills, California
91367-7907
(818) 932-5300

New Jersey/New York Area
51 John F. Kennedy Parkway
1st Floor W
Short Hills, New Jersey
07078-2702
(973) 467-6800

San Francisco Area
1990 N. California Blvd. - Suite 100
Walnut Creek, California
94596-3711
(925) 817-1900

Tampa
4211 West Boy Scout Blvd.
8th Floor
Tampa, Florida 33607-5757
(877) 453-6447

Washington, D.C. Area
Tysons Corner
1600 Tysons Boulevard - Suite 150
McLean, Virginia 22102-3912
(703) 873-1200

Washington, D.C.
900 17th Street, N.W.
Farragut Square
Washington, DC 20006-2501
(202) 466-5000

*Operated by T. Rowe Price Investment Services, Inc. and certain affiliates.

Board of Directors



EDWARD C. BERNARD
President, T. Rowe Price Investment Services



D. WILLIAM J. GARRETT
Former Group Chief Executive, Robert Fleming Holdings Limited



JAMES H. GILLIAM, JR.
Attorney, Former Executive Vice President and General Counsel, Beneficial Corp.



DONALD B. HEBB, JR.
Managing General Partner, ABS Capital Partners



HENRY H. HOPKINS
Director, Legal Division



JAMES A.C. KENNEDY
Director, Equity Division



JOHN H. LAPORTE
Portfolio Manager



RICHARD L. MENSCHEL
Senior Director, Goldman Sachs



WILLIAM T. REYNOLDS
Director, Fixed Income Division



JAMES S. RIEPE
Vice Chairman



GEORGE A. ROCHE
Chairman, President



BRIAN C. ROGERS
Portfolio Manager



M. DAVID TESTA
Vice Chairman, Chief Investment Officer



MARTIN G. WADE
Chairman, T. Rowe Price International, Inc.



ANNE MARIE WHITTEMORE
Partner, McGuireWoods LLP

Additional Information

SEC Form 10-K
A copy is available, at no charge, by sending a written request to:

Barbara A. Van Horn
Secretary
T. Rowe Price Group, Inc.
100 East Pratt Street
Baltimore, Maryland 21202
Fax (410) 345-3223

A copy is available on our Web site:
www.troweprice.com

Transfer Agent and Registrar
Wells Fargo Bank Minnesota, N.A.
161 North Concord Exchange Street
South St. Paul, Minnesota
55075-1139
(888) 648-8155

Send shareholder inquiries to:
Wells Fargo Shareowner Services
P.O. Box 64854
St. Paul, Minnesota 55164-0854

Independent Accountants
KPMG LLP
Baltimore, Maryland

Annual Meeting
April 10, 2003
Hyatt Regency Hotel
300 Light Street
Baltimore, Maryland 21202

T. Rowe Price
INVEST WITH CONFIDENCE

T. ROWE PRICE GROUP, INC.

100 East Pratt Street
Baltimore, Maryland 21202
United States
(410) 345-2000
www.troweprice.com